UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021
Commission File Number: 001-33129

ALLOT LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On October 18, 2021, Allot Ltd. (the “Company”) published a notice (the “Notice”) that it will hold an Annual General Meeting of Shareholders (the “2021 Annual Meeting”) on November 30, 2021, with a record date (the “Record Date”) on October 25, 2021. The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the Record Date for the 2021 Annual Meeting. The Notice is furnished as Exhibit 99.1 herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By:	/s/ Daniella Naveh
Daniella Naveh
Deputy General Counsel

October 18, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting of Shareholders of Allot Ltd. to be held on November 30, 2021.